American Growth Fund
1917 Market Street
Denver, CO 80202
(800) 525-2406
(303) 626-0600
(303) 626-0614 Fax



November 8, 2010


Ed Bartz
Securities and Exchange Commission


Re: 485APOS filing on September 7, 2010
 File No. 5138-10-000017


Dear Mr. Bartz:

This letter will confirm the telephone discussions of today between the SEC Staff and representatives of American Growth Fund, Inc. (the "Fund"). In those discussions the representatives of the Fund agreed to align the prospectus disclosure set forth in Post-Effective Amendment No. 5138-10-000017 for Series One (Fund Classes A, B, C and D) more closely with the Items 1 through 8 and the Instructions of Form N-1A. We will submit our revised Prospectus discloser for Series One to you as a draft filing with the goal of having the above referenced Post-Effective Amendment become effective on or before November 30, 2010.
On behalf of the Fund I would like to thank you and the other SEC Staff who are reviewing this filing for the prompt attention you are giving to this matter.



Sincerely,

/s/Timothy E. Taggart
Timothy E. Taggart
Executive Vice President
American Growth Fund, Inc.